Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

October 10, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Ivan Griswold, Staff Attorney
Matthew Crispino, Staff Attorney
Craig Wilson, Senior Assistant Chief Accountant
Ryan Rohn, Staff Accountant

Re:	Veeva Systems Inc.
Registration Statement on Form S-1
File No. 333-191085

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 3, 2013 and October 9, 2013 at 5:00 p.m., New York time, 5,697 copies of the Preliminary Prospectus of Veeva Systems Inc. dated October 3, 2013 were distributed as follows by the underwriters:

•	643 copies to prospective underwriters/dealers;

•	4,554 copies to institutional and other investors; and

•	500 copies to others.

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on October 15, 2013, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours, MORGAN STANLEY & CO. LLC DEUTSCHE BANK SECURITIES INC. Acting severally on behalf of themselves and the several underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Nicole Irvin

Name: Nicole Irvin
Title: Vice President

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Samardh Kumar

Name: Samardh Kumar
Title: Managing Director

By:	/s/ Kent Penwell

Name: Kent Penwell
Title: Managing Director